THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

March 31, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:	Mr. Russell Mancuso, Esq., Branch Chief
Mr. Geoffrey Kruczek, Esq., Staff Attorney

RE:	BAETA Corp.
Registration Statement on Form S-1
Amendment No. 7
File No.: 333-154243

Dear Messrs. Mancuso and Kruczek:

Below please find our responses to the Staff’s comment letter, dated February 16, 2010 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 10 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system. A hard copy of this response letter and Amendment No. 10, marked to show changes from Amendment No. 9, can be sent to you via overnight mail upon your request.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis
Virginia K. Sourlis, Esq.

Outstanding Equity Awards… page 45

1.
We note your revisions in response to prior comment 1. Given your disclosures on pages 46 and 47 that you granted options to your executive officers for services they provided, please clarify why your table here includes those options under the caption relating to “equity incentive plan” and “unearned options”.

Per SEC Comment #1, please note that the entirety of the options granted to date have not been granted in consideration for past services rendered, but have been granted, subject to various vesting schedules, as performance incentives. The registration statement has been revised throughout to reflect this.

Unaudited Financial Statements for the Period ended September 30, 2009

2.	Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Per SEC Comment #2, the registration statement has been revised to include the most current financial statements as required pursuant to Regulation S-X. Please be advised that the filing now includes the Audited Financial Statements for the fiscal year ended December 31, 2009.

Item 15. Recent Sales of Unregistered Securities, page 75

3.	Please reconcile the number of outstanding shares disclosed on page 90 and in exhibit 3.1.2.

Per SEC Comment #3, please be advised that the disclosure on page 90 of the registration statement is accurate and correct. The number of shares outstanding cited on the Exhibit 3.1.2 was incorrect. While incorrect, please be advised that the Amendment to the Certificate of Incorporation as filed on Exhibit 3.1.2 was legally effected pursuant to New Jersey state law, as a majority of the outstanding shares of voting stock voted in favor of effecting the Amendment. Therefore, this minor discrepancy had no legal effect with regards to the Amendment’s legitimacy.

Exhibit 16.1

4.
We reference Exhibit 16.1, which was filed in response to our prior comment 5. Under Item 304(a)(3) of Regulation S-K, the former accountant should furnish the registrant with a letter addressed to the Commission. We note that the current exhibit is addressed to Mr. Pushkantser of Baeta Corp. Please amend your filing to include a letter that meets all of the requirements of Item 304(a)(3) of Regulation S-K.

Per SEC Comment #4, please find the revised letter attached in full compliance with Item 304(a)(3) of Regulation S-K.

Exhibit 23.1

5.
We note that the consent from your Independent Registered Public Accounting Firm is dated December 22, 2010. Please provide a currently dated updated consent with an amendment to you registration statement.

Per SEC Comment #5, please find the revised auditors consent attached as Exhibit 23.1 to the registration statement.